MEDICAL CONNECTIONS HOLDINGS, INC.

2300 Glades Road

Suite 202E

Boca Raton, Florida 33431

(561)353-1039

February 8, 2006

Thomas Flinn

Staff Accountant

Securities and Exchange Commission

Washington, DC  20549

RE:      Form 8-k

Filed January 27, 2006

File No.  333-72376

Dear Mr. Flinn:

In response to your comment letter dated January 30, 2006 please be advised that:

•

Medical Connections Holdings (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filings;

•

The Company is aware that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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We are aware that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joseph Azzata

Joseph Azzata, CEO